This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Amended Offers described in this Notice of Change, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
Relating to
the Amended Offers by
Inco Limited
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
FOR CDN.$60.20 IN CASH PER FALCONBRIDGE SHARE
OR
0.80312 OF AN INCO SHARE AND CDN.$0.05 IN CASH PER FALCONBRIDGE SHARE, SUBJECT TO THE MAXIMUM AGGREGATE CASH PAYMENT AND MAXIMUM AGGREGATE SHARE PAYMENT (AND CORRESPONDING PRORATION) DESCRIBED HEREIN
and
Xstrata Canada Inc.,
a wholly-owned subsidiary of Xstrata plc,
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
For Cdn.$59.00 in cash for each share

THE BOARD OF DIRECTORS OF FALCONBRIDGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE AMENDED INCO OFFER AND TENDER THEIR FALCONBRIDGE SHARES TO THE AMENDED INCO OFFER AND THAT SHAREHOLDERS NOT ACCEPT THE AMENDED XSTRATA OFFER AND NOT TENDER THEIR FALCONBRIDGE SHARES TO THE AMENDED XSTRATA OFFER.

Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated October 24, 2005 and Notices of Change to Directors’ Circular dated May 26, 2006 and June 29, 2006 relating to the offer (the “Inco Offer”) by Inco Limited. This Notice of Change also constitutes a notice of change to directors’ circular dated May 31, 2006 related to the offer (the “Xstrata Offer”) by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc. (collectively, “Xstrata”). This Notice of Change should be read in conjunction therewith.
July 17, 2006
Notice to Shareholders in the United States
Each of the Inco Offer and the Xstrata Offer is made for securities of a Canadian issuer, and while each offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Notice of Change contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge Limited (“Falconbridge”) or Inco Limited (“Inco”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: factors relating to the Amended Inco Offer and the results expected to be achieved from the successful completion of the Amended Inco Offer and the combination of Falconbridge and Inco, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; and the financial position and international presence that permits Inco to compete against global mining companies. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Notice of Change.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge Corporation (“Phelps Dodge”) or otherwise about: the ability of the combined company or companies to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; the amount of reduced costs based on the achievement of operational efficiencies from restructuring and integration planning including pre-tax operating and other synergies and cost savings; the approvals or clearances required to be obtained by Falconbridge, Inco and Phelps Dodge from regulatory and other agencies and bodies having been obtained in a timely manner; the divestitures required by regulatory agencies being acceptable and completed in a timely manner; the amount of benefits and synergies and cost savings from the acquisition or related divestitures being fully realized; metal prices and exchange rates; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco and the integration of Falconbridge’s and Inco’s operations with those of Phelps Dodge; and the timely completion of the steps required to be taken for the eventual combination of the companies.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Notice of Change. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of Inco and Falconbridge and any subsequent transaction between Inco and Phelps Dodge.
      Additional factors are noted in the Inco Circular (as hereinafter defined), as amended. Falconbridge undertakes no obligation to update forward-looking statements.

i

CURRENCY
      All dollar references in the Notice of Change are in United States dollars, unless otherwise indicated. On July 17, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn.$1.1322.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”). Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

ii

iii

AMENDED OFFERS
      This Notice of Change to Directors’ Circular (the “Notice of Change”) relating to the Directors’ Circular dated October 24, 2005 (the “Directors’ Circular”) as amended by a Notice of Change to Directors’ Circular (the “First Notice of Change”) dated May 26, 2006 and a Notice of Change to Directors’ Circular (the “Second Notice of Change”) dated June 29, 2006 is issued by the board of directors (the “Board of Directors”) of Falconbridge in connection with certain amendments made to the Inco Offer to the shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”).
      Inco has agreed, among other things, to increase the maximum amount of cash consideration offered by it. As a result, each Shareholder will be entitled to elect to receive for each Falconbridge Share held (i) Cdn.$60.20 in cash or (ii) 0.80312 of a common share of Inco (an “Inco Share”) plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Offer as amended (the “Amended Inco Offer”), the maximum amount of cash available to be paid by Inco will be Cdn.$7,080,125,473 (the “Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 213,077,333 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding stock options for Falconbridge Shares.
      If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, they would receive Cdn.$18.50 in cash and 0.55676 of an Inco Share per Falconbridge Share as a result of a proration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Amended Inco Offer are set out in the take-over bid circular of Inco dated October 24, 2005 (the “Inco Circular”), as amended by Notices of Extension dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, a Notice of Variation dated May 29, 2006 and Notices of Variation and Extension dated June 29, 2006 and July 16, 2006.
      The Amended Inco Offer is made pursuant to the terms of a support agreement dated October 10, 2005 between Falconbridge and Inco as amended by amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006, June 25, 2006 and July 16, 2006 (collectively, and, as amended, the “Support Agreement”).
      The Amended Inco Offer will be open for acceptance until midnight (Vancouver time) on July 27, 2006 (the “Expiry Time”), unless further extended or withdrawn.
      This Notice of Change also relates to the Directors’ Circular dated May 29, 2006 and is also issued by the Board of Directors in connection with an amendment to the Xstrata Offer (the “Amended Xstrata Offer” and together with the Amended Inco Offer, the “Amended Offers”) made by Xstrata to the Shareholders to purchase all of the outstanding Falconbridge Shares for Cdn.$59.00 per Falconbridge Share. The terms and conditions of the Amended Xstrata Offer are set out in the circular of Xstrata (the “Xstrata Circular”) dated May 18, 2006, as amended by a Notice of Extension dated July 7, 2006 and a Notice of Variation dated July 11, 2006.
DECLARATION OF SPECIAL DIVIDEND
      The Board of Directors declared a special dividend (the “Special Dividend”) of Cdn.$0.75 per Falconbridge Share payable on August 10, 2006 to Shareholders of record at close of business on July 26, 2006. The Special Dividend will be paid regardless of the outcome of the Amended Offers.

BACKGROUND TO THE AMENDED OFFERS
      On June 25, 2006, Inco and Falconbridge entered into the fifth amendment (the “Fifth Amendment”) to the Support Agreement providing for an amended offer, and Inco and Phelps Dodge entered into the Combination Agreement (as hereinafter defined) providing for the acquisition by a subsidiary of Phelps Dodge of Inco pursuant to a plan of arrangement (the “Inco Phelps Dodge Transaction”). On that date, the Board of Directors, upon consultation with its financial and legal advisors, unanimously determined to support the transactions contemplated by the Support Agreement and the Combination Agreement and unanimously determined that the price offered under the amended offer was fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the amended offer to be made and the Board of Directors to support it.
      On June 30, 2006, Xstrata announced that it had received the necessary approval from its shareholders for the completion of its offer.
      On July 4, 2006, Xstrata announced that that it had been informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act (“ICA”) was unable to complete the consideration of Xstrata’s investment in connection with the proposed acquisition of Falconbridge Limited within the initial 45 day period. As prescribed in the ICA, Xstrata announced that the Minister had therefore extended the review period for up to a further 30 days (or such other period as may be agreed between the Minister and Xstrata) from July 3, 2006.
      On July 4, 2006, Inco announced that its offer had been cleared by the European Commission and that Inco had therefore satisfied the final outstanding regulatory condition to its offer.
      On July 7, 2006, Xstrata announced that the expiry date for its offer had been extended from 8:00 pm (Toronto time) on July 7, 2006 to 8:00 pm (Toronto time) on July 21, 2006. On July 11, 2006, Xstrata announced the Amended Xstrata Offer, increasing the consideration payable from Cdn.$52.50 to Cdn.$59 in cash per Falconbridge Share, and extended the expiry time to July 21, 2006 at midnight (Vancouver time). Later that day, Falconbridge announced that the Board of Directors would consider the Amended Xstrata Offer and provide Shareholders with a formal response as soon as it has completed its analysis.
      On July 13, 2006, Xstrata announced that its offer had been cleared by the European Commission and that Xstrata had therefore received its final anti-trust approval to proceed with the Amended Xstrata Offer.
      Following the announcement by Xstrata of the Amended Xstrata Offer, management of each of Falconbridge, Inco and Phelps Dodge discussed possible ways to improve the consideration to be received by Shareholders through an increase in the Inco Offer and a possible increase of the consideration payable by Phelps Dodge pursuant to the Inco Phelps Dodge Transaction.
      On July 14, 2006, the Board of Directors met to discuss, among other things, the status of negotiations with Inco and Phelps Dodge and the Xstrata Amended Offer. The Board of Directors also received advice from its legal and financial advisors respecting matters which the board should be taking into account in its consideration of the Amended Xstrata Offer.
      On July 15, 2006, management and advisors of each of Falconbridge, Inco and Phelps Dodge carried on discussions regarding a possible increase in consideration by Inco pursuant to its offer and a possible increase in consideration by Phelps Dodge for its purchase of Inco. Through the course of the day, management and advisors of each company discussed various alternatives including the declaration by Falconbridge of a special dividend and increases in the consideration payable pursuant to their respective offers by each of Inco and Phelps Dodge. Later that day, Falconbridge was advised that the boards of directors of each of Inco and Phelps Dodge approved increases to their respective offers and were prepared to consent to the declaration by Falconbridge of the Special Dividend, subject to execution of acceptable amendments to the Support Agreement and the Combination Agreement.

      On July 16, 2006, the Board of Directors met to consider the proposed Amended Inco Offer, the Amended Xstrata Offer and the declaration of the Special Dividend. The Board of Directors, upon consultation with its financial and legal advisors, unanimously determined to support the transactions contemplated by the Support Agreement, as proposed to be amended, and the Combination Agreement, as proposed to be amended, and unanimously determined that the consideration offered under the Amended Inco Offer was fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the Amended Inco Offer to be made and the Board of Directors to support it. The Board also determined not to recommend the Amended Xstrata Offer to Shareholders.
      Later that day, Inco and Falconbridge entered into the sixth amendment (the “Sixth Amendment”) to amend the Support Agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006, respectively, providing for the Amended Inco Offer and Inco and Phelps Dodge entered into the Waiver and Amendment (as defined below). On July 17, 2006, Inco mailed its notice of variation and extension relating to the Amended Inco Offer and the extension of the Amended Inco Offer to June 27, 2006 at midnight (Vancouver time).
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has unanimously recommended that Shareholders ACCEPT the Amended Inco Offer and tender their Falconbridge Shares to the Amended Inco Offer and that Shareholders NOT ACCEPT the Amended Xstrata Offer and NOT tender their Falconbridge Shares to the Amended Xstrata Offer. See “Reasons for the Recommendation”.
      Shareholders should consider the Amended Offers carefully and come to their own conclusions as to acceptance or rejection of the Amended Offers. The Amended Inco Offer currently expires midnight (Vancouver time) on July 27, 2006 and the Amended Xstrata Offer currently expires midnight (Vancouver time) on July 21, 2006 but is conditional upon the prior receipt of Investment Canada approval. Shareholders who are in doubt as to how to respond to the Amended Offers should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of either of the Amended Offers may have tax consequences and they should consult their professional tax advisors.
REASONS FOR THE RECOMMENDATION
      In arriving at its recommendation, the Board of Directors, after receiving advice from its financial and legal advisors, carefully considered all aspects of the Amended Inco Offer in the context of the Amended Xstrata Offer and otherwise. In making its recommendation, the Board of Directors considered a number of factors, including the following:

•	Attractive Offer: If all tendering Shareholders elected to receive cash for their Falconbridge Shares or if all tendering Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, Shareholders would receive Cdn.$18.50 and 0.55676 of an Inco Share. Based upon the closing price of Inco Shares on July 14, 2006, and after giving effect to the payment by Falconbridge of the Special Dividend, this represents an implied value of Cdn.$60.95, which is higher than the consideration offered under the Amended Xstrata Offer. The consideration offered by Xstrata is all cash, whereas the consideration offered by Inco is part cash and part shares. Individual Shareholders may have a preference for cash, Inco Shares, or a combination thereof, depending upon their particular circumstances. The Amended Inco Offer will, subject to proration, attempt to address such preferences.

•	Financial Strength of Combined Company: The combined Inco and Falconbridge will be one of the most significant diversified mining companies in the world and will have measurably increased scale to compete internationally and to realize operating and capital raising efficiencies while reducing its exposure to any one project or operation. The combined company will have a strong balance sheet and significantly enhanced financial flexibility. Based upon consensus prices for base metals going forward, and assuming the realization of synergies arising from the combination of Inco and Falconbridge, the ability of the combined company to generate cash flow and earnings will be greatly increased.

•	Creates the World’s Leading Nickel Producer: The combination of Inco and Falconbridge will result in the creation of the world’s largest nickel producer and a significant producer of copper. In addition, it will create a more diversified base metals company with one of the best growth pipelines in nickel and copper in the world.

•	Significant Benefits Through Synergies: Falconbridge and Inco expect that the combination of Inco and Falconbridge will deliver tangible benefits through substantial synergies, including estimated annual pre-tax savings of approximately $550 million per year by approximately 24 months after completion of the transaction between Inco and Falconbridge. Shareholders should refer to the discussion under “Background to the Increased Offer — Updated Synergies Estimate” contained in Inco’s Notice of Variation dated May 29, 2006.

•	Continued Ownership in Combined Company: Assuming the successful completion of the transaction with Inco, Falconbridge Shareholders will own approximately 49% of the combined company, calculated on a fully-diluted basis, and, accordingly, will participate in the value anticipated to be realized through the achievement of synergies and the enhanced growth opportunities that the combined company should enjoy. Falconbridge Shareholders will also retain significant exposure to the nickel and copper markets and Falconbridge management believes that the outlook for continued strong prices for these metals remains positive.

•	Increased Capitalization and Liquidity: After giving effect to the transaction with Inco, Inco will have a total enterprise value of approximately $41 billion (pro forma as of July 14, 2006) and will have a market capitalization that is significantly larger than that of Falconbridge, which should significantly increase liquidity for Falconbridge Shareholders.

•	Combination of Management and Technical Expertise: The combined Inco and Falconbridge should benefit from the combined involvement of two strong management teams and the combined technical and operating expertise of each company.

•	Regulatory Approvals obtained by Inco: Inco has received all necessary regulatory approvals and the only significant condition remaining is its minimum tender requirement. The undertakings and commitments of Inco and Falconbridge given in connection with obtaining regulatory approvals, including the commitment to sell the Nikkelverk refinery and related assets, are on terms acceptable to Falconbridge and Inco and will not unduly undermine the value of the combined company.

•	Outstanding Regulatory Approvals for Amended Xstrata Offer: The Amended Xstrata Offer, which currently expires on July 21, 2006, remains conditional on receipt of Investment Canada approval, which approval has not yet been obtained, and may not be obtainable on terms satisfactory to Xstrata.

•	Majority Condition: Inco has committed in the Support Agreement to reduce its minimum tender condition to 50.01% from 66 2/3% but not to waive the minimum tender condition to below 50.01%. Shareholders who tender to the Amended Inco Offer will know with certainty that no shares will be taken up by Inco unless it takes up at least a majority of the Falconbridge Shares.

•	Special Dividend: Inco consented to the declaration and payment of the Special Dividend and the Amended Inco Offer provides that the purchase price under the Amended Inco Offer will not be reduced by the payment of the Special Dividend (which would otherwise have occurred prior to the amendment of the terms of Inco’s offer).

•	Potential Benefits of Inco Phelps Dodge Transaction: The Inco Phelps Dodge Transaction provides Shareholders the opportunity to receive considerable potential benefits as a result of the combination of Phelps Dodge with the company resulting from the combination of Inco and Falconbridge. The Inco Phelps Dodge Transaction is more fully described under “Agreements Related to Amended Offer and Inco Phelps Dodge Transaction — Combination Agreement between Inco and Phelps Dodge” in the Notice of Change to Directors’ Circular of Falconbridge dated June 29, 2006, and “Agreements Related to Amended Offer and Amended Inco Phelps Dodge Transaction — Amendment to Combination Agreement between Inco and Phelps Dodge” in this Notice of Change.

•	Fairness Opinion: The opinion dated July 16, 2006 of CIBC World Markets to the effect that, as of such date and subject to the assumptions set out therein, the consideration provided by the Amended Inco Offer is fair from a financial point of view to the Shareholders.

•	Ability to Respond to Superior Proposals: Under the Support Agreement, the Falconbridge Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Amended Inco Offer. The fees payable to Inco in connection with a change in recommendation or termination of the Support Agreement in connection with a superior proposal are reasonable in the circumstances and not preclusive of other proposals.

•	Interests of Shareholders: The Board has concluded that the interests of Shareholders are best served by accepting the Amended Inco Offer and not accepting the Amended Xstrata Offer.
      The Board of Directors also considered a number of other factors of which Shareholders should be aware in determining whether or not to tender to the Amended Inco Offer, including the following:

1.	If the Amended Inco Offer is successful, many Shareholders who would have preferred to receive only cash as consideration may seek to liquidate their Inco Shares in the market. On the other hand, investors whose investments are tied directly or indirectly to market indices may wish to acquire Inco Shares or increase their holdings in the combined company as a consequence of a successful Amended Inco Offer. These factors may result in volatility in the Inco Share price for a period of time following the announcement of a successful Amended Inco Offer.

2.	Inco has reduced its minimum tender condition from 66 2/3% to 50.01%. Accordingly, Inco may take up sufficient numbers of Falconbridge Shares to meet its minimum tender condition but may not be able to acquire 100% of Falconbridge Shares in a timely manner or at all. This presents certain risks to Shareholders which are set forth under “Risk Factors Relating to the Reduction of the Minimum Tender Condition” in Inco’s Notice of Variation and Extension dated July 16, 2006, and which Shareholders should carefully consider.

3.	There can be no assurance that the Inco Phelps Dodge Transaction will be consummated as it is subject to a number of conditions. If not consummated, Shareholders will receive the benefits of the Inco Offer, if successful, but will not receive the benefits of the Inco Phelps Dodge Transaction. For a description of the risk factors relating to the Inco Phelps Dodge Transaction, see “Risk Factors relating to the Phelps Dodge Transaction” in Inco’s Notice of Variation and Extension dated June 29, 2006.

4.	There is a possibility of some Shareholders tendering to the Amended Inco Offer and others to the Amended Xstrata Offer. In such case, it is possible that neither offer can be successfully consummated because neither Inco nor Xstrata satisfies its minimum tender condition. Falconbridge’s shareholder rights plan will be rendered ineffective as of July 28, 2006. If the Xstrata Offer is extended past July 27, 2006, Xstrata will be permitted to purchase Falconbridge Shares in the market (subject to a 5% limit) or waive its minimum tender condition and take up sufficient Falconbridge Shares to render Inco effectively incapable of satisfying its minimum tender condition. Based upon the statements and actions of Xstrata in relation to Falconbridge, the Board of Directors believes that Xstrata is likely to exercise its right to purchase in the market, and may well take up any Falconbridge Shares tendered to it even if its minimum tender condition is not satisfied. If such were to occur, there is no assurance that Xstrata would extend the Xstrata Offer to enable Shareholders who had not sold in the market or tendered to the Xstrata Offer to do so and receive the consideration offered by Xstrata. Falconbridge is unable to extend the protection afforded by its shareholder rights plan past July 27, 2006.

      The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Inco Offer and the Xstrata Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to specifically assess, quantify or otherwise assign any relative weights to each of the specific factors considered in determining to recommend that Shareholders accept the Inco Offer. The Board of Directors’ determination was made after consideration of all of the above-noted factors and after receiving legal and financial advice. In addition, individual directors may have assigned different weights to different factors.
FAIRNESS OPINION
      On July 16, 2006, CIBC World Markets delivered its verbal opinion, later confirmed in writing (the “Fairness Opinion”), to the Board of Directors, stating that as of July 16, 2006 and subject to the assumptions and qualifications set out in the Fairness Opinion, the consideration offered per Falconbridge Share of Cdn.$18.50 and 0.55676 of an Inco Share, assuming full proration, is fair, from a financial point of view, to Shareholders.
      The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this Notice of Change. CIBC World Markets provided the Fairness Opinion for the information and assistance of the Board of Directors in connection with its consideration of the Amended Inco Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should tender their Falconbridge Shares in connection with the Amended Inco Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board of Directors in making their determination to unanimously approve the Amended Inco Offer and recommend that Shareholders accept it.
      Pursuant to the terms of its engagement letter with Falconbridge, CIBC World Markets is to be paid a fee for its services as financial advisor and fees that are contingent on a change of control of Falconbridge or certain other events. Falconbridge has also agreed to indemnify CIBC World Markets against certain liabilities.
AGREEMENTS RELATED TO AMENDED INCO OFFER AND
AMENDED INCO PHELPS DODGE TRANSACTION
      The following are summaries of the principal terms of the Sixth Amendment and the waiver and amendment (the “Waiver and Amendment”) dated July 16, 2006 between Inco and Phelps Dodge to a combination agreement (the “Combination Agreement”) dated June 25, 2006 between Inco and Phelps Dodge. The summary of the Sixth Amendment is qualified in its entirety by the full text of this agreement filed by Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov. The summary of the Waiver and Amendment is qualified in its entirety by the full text of this agreement filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.
Sixth Amendment to Support Agreement between Inco and Falconbridge
      Pursuant to the terms of the Sixth Amendment, Inco agreed to increase the maximum cash consideration offered to Shareholders pursuant to the Inco Offer to Cdn.$7,080,125,473. As a result, and as more fully described in this Notice of Change, Shareholders will be entitled to elect to receive either (a) Cdn.$60.20 in cash for each Falconbridge Share held or (b) 0.80312 of an Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Amended Inco Offer.
      Under the terms of the Sixth Amendment, Falconbridge has acknowledged the reduction of the Minimum Tender Condition from 66 2/3% to 50.01%, with the result that the Amended Offer is subject to the condition that there have been validly deposited under the Amended Offer and not withdrawn at the expiry time of the Amended Offer such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by Inco, constitutes at least 50.01% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis).
      Inco has consented to the declaration and payment of the Special Dividend under the Support Agreement and agreed that Falconbridge would be permitted to reduce the exercise price of any option outstanding on July 16, 2006 under its stock option plans that are exercised after July 26, 2006 by the amount of the Special Dividend in respect of each Falconbridge Share for which any such option is exercised. Inco further agreed that it would amend its offer to provide that the purchase price under the Inco Offer would not be reduced by the payment of the Special Dividend (which would otherwise have occurred pursuant to the terms of the Inco Offer).
Amendment to Combination Agreement between Inco and Phelps Dodge
Increased Consideration
      The Waiver and Amendment provides that the consideration payable for each Inco Share under the proposed arrangement (the “Arrangement”) will be increased by Cdn.$2.75 in cash, from Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share.
      Pursuant to the terms of the Arrangement, a newly-formed, wholly-owned subsidiary of Phelps Dodge (“Subco”) will acquire all of the Inco Shares such that each outstanding Inco Share (other than (x) Inco Shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or by any subsidiary of Phelps Dodge and (y) restricted Inco Shares) will be exchanged by the holder thereof for Cdn.$20.25 in cash (the “Cash Amount”) and 0.672 of a Phelps Dodge Share (the “Exchange Ratio”).
      Each outstanding restricted Inco Share awarded under Inco’s 2001 Key Executive Incentive Plan and 2005 Key Executive Incentive Plan will be exchanged for that number of restricted Phelps Dodge Shares equal to the Exchange Ratio plus the quotient of the Cash Amount divided by the closing price of the Phelps Dodge Shares on the NYSE on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). Each outstanding option to acquire Inco Shares, whether or not vested, will be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge Shares equal to the number of Inco Shares subject to such Inco option multiplied by the Stock Award Exchange Ratio. The exercise price for each Phelps Dodge Share subject to any such converted option will be an amount equal to the quotient of the exercise price per

Inco Share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement, as amended.
Amendment to Closing Conditions
      The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement, as amended, are subject to the satisfaction of certain conditions. The Waiver and Amendment also removed Section 8.1(g) of the Combination Agreement, which had provided that the respective obligations of Phelps Dodge and Inco to effect the Arrangement were conditioned on either Inco having completed a Subsequent Acquisition Transaction and having acquired all of the Falconbridge Shares or the Support Agreement having been terminated in accordance with its terms. The Waiver and Amendment added a new condition precedent to the Arrangement in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge Shares under the Offer and, if Inco shall have acquired at least two-thirds of the Falconbridge Shares, Inco shall have completed a Subsequent Acquisition Transaction in order to acquire any remaining Falconbridge Shares, or that the Support Agreement shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge Shares under the Offer.
Other Amendments
      Pursuant to the Waiver and Amendment, Inco and Phelps Dodge agreed that, in the event that Inco acquires at least 50.01% but less than two-thirds of the Falconbridge Shares, Phelps Dodge may, with the prior consent of Inco (which consent Inco may not unreasonably withhold), postpone the special meeting of Phelps Dodge’s shareholders, which meeting is to be called to consider the amendment to its restated certificate of incorporation and the issuance of Phelps Dodge Shares pursuant to the terms of the Arrangement, until Inco has acquired at least two-thirds of the Falconbridge Shares.
      The Waiver and Amendment amended Section 9.3(b)(vi) of the Combination Agreement to provide that Inco will be required to pay Phelps Dodge a termination payment of $925 million in certain circumstances (increased from $425 million) from and after the date that Inco has acquired at least 50.01% of the Falconbridge Shares. The Combination Agreement had previously provided that such increase was payable from and after the date that Inco had acquired at least two-thirds of the Falconbridge Shares.
      The Waiver and Amendment also amended Section 5.1 of the Combination Agreement to provide that Inco may make market purchases of up to 5% of the Falconbridge Shares outstanding on the date of the Original Offer in accordance with applicable securities laws and Section 12 of the Original Offer.
Consents of Phelps Dodge
      Pursuant to the Waiver and Amendment, Phelps Dodge consented to, among other things, the Cdn.$1.00 increase in the cash consideration offered to Shareholders for each Falconbridge Share under the Offer, assuming full proration, the reduction of Inco’s minimum tender condition to 50.01%, and to Inco entering into the Sixth Amendment, including to consent to the declaration of the Special Dividend by Falconbridge.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since March 31, 2006, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.

OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circular relating to each of the Inco Offer and the Xstrata Offer (collectively, the “Directors’ Circulars”), as amended, which has occurred in response to the Amended Offers. Other than as described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circulars, as amended, no negotiations are underway in response to the Amended Offers which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.
OTHER INFORMATION
      Except as otherwise described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circulars, as amended, or otherwise publicly disclosed, no other information is known to the directors or senior officers of Falconbridge that would reasonably be expected to affect the decision of the holders of Falconbridge Shares to accept or reject the Amended Offers.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF NOTICE OF CHANGE
      The content of this Notice of Change has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
      We hereby consent to the references to the opinion dated July 16, 2006 of our firm under the captions “Reasons for the Recommendation” and “Fairness Opinion” in the attached Notice of Change dated July 17, 2006 (the “Notice of Change”) and to the inclusion of the foregoing opinion in the Notice of Change.

Dated: July 17, 2006	(Signed) CIBC World Markets Inc.
CERTIFICATE
Dated: July 17, 2006
      The foregoing, together with the Directors’ Circular of the Board of Directors of Falconbridge Limited dated October 24, 2005 and the Notices of Change dated May 26, 2006 and June 29, 2006 (collectively the “ Inco Directors’ Circular”), in respect of the Amended Inco Offer, and the Directors’ Circular (the “Xstrata Directors’ Circular” and, collectively with the Inco Directors’ Circular, the “Directors’ Circulars”) of the Board of Directors dated May 31, 2006 in respect of the Amended Xstrata Offer, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circulars, does not contain any misrepresentation likely to affect the value or market price of the Falconbridge Shares subject to the Amended Offers.
      On behalf of the Board of Directors:

(Signed) G. Edmund King	(Signed) Neville W. Kirchmann
Director	Director

SCHEDULE “A”
OPINION OF CIBC WORLD MARKETS INC.
July 16, 2006
The Board of Directors
Falconbridge Limited
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
To the Board of Directors:
      CIBC World Markets Inc. (“CIBC World Markets”, “we” or “us”) understands that Falconbridge Limited (“Falconbridge” or the “Company”) is proposing to enter into a sixth amending agreement (the “Sixth Amending Agreement”), with respect to the support agreement dated October 10, 2005 (the “Support Agreement”) made between Inco Limited (“Inco”) and the Company. Pursuant to the Sixth Amending Agreement:

(a)	Inco will agree to amend its existing offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge to provide that each holder of Falconbridge common shares will be offered, in consideration for each Falconbridge common share: (i) Cdn.$60.20 in cash; or (ii) 0.80312 of an Inco common share and Cdn.$0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn.$7,080,125,473 in cash and an aggregate maximum of 213,077,333 Inco common shares (collectively, the “Amended Offer”);

(b)	the “minimum tender condition” will be amended to provide that there has been validly deposited under the Amended Offer and not withdrawn at its expiry time such number of Falconbridge common shares which, together with any Falconbridge common shares owned by Inco, constitutes at least 50.01% of the Falconbridge common shares outstanding at the expiry time (calculated on a fully-diluted basis);

(c)	the Amended Offer will expire on July 27, 2006 unless amended or extended; and

(d)	Inco has given its consent for Falconbridge to declare a special dividend of Cdn.$0.75 per Falconbridge common share, to be paid on or about August 10, 2006, to Falconbridge shareholders of record as of July 26, 2006 (the “Special Dividend”). The payment of the Special Dividend will not be conditional upon the completion of the Amended Offer and will not reduce the Consideration (defined below) payable under the Amended Offer.
      We also understand that all the terms and conditions of the Amended Offer will be described in a notice of variation to Inco’s take-over bid circular, which will be mailed to Falconbridge shareholders on or about July 17, 2006.
      Further, we understand that, as a result of pro-ration between the aggregate amount of cash available and the aggregate amount of shares available, the consideration per Falconbridge common share offered pursuant to the Amended Offer is effectively 0.55676 of an Inco common share plus Cdn.$18.50 cash (collectively, the “Consideration”), being effectively an increase of Cdn.$1.00 in cash per Falconbridge common share when compared to the Offer.
      We also understand that Phelps Dodge Corporation (“Phelps Dodge”) and Inco intend to amend the combination agreement entered into between them on June 25, 2006 (the “Combination Agreement”), pursuant to which Phelps Dodge will combine with Inco by way of plan of arrangement (the “Arrangement”). Under the terms of the Combination Agreement, as so amended, the consideration payable for each Inco common share under the Arrangement will be increased by Cdn.$2.75 in cash per Inco common share. If the Arrangement is completed as amended, it would result in Phelps Dodge acquiring Inco on the basis of 0.672 of a Phelps Dodge common share and Cdn.$20.25 in cash per Inco common share. The completion of the Arrangement is conditional upon, among other things, approval by at least a majority of the votes cast by the holders of Phelps Dodge common shares at a special meeting of Phelps Dodge shareholders and approval by at least two-thirds of the votes cast by the holders of Inco common shares at a special meeting of Inco shareholders.
      Assuming that the Amended Offer is completed, the shareholders of Falconbridge who have received Inco common shares pursuant to the Amended Offer (and who continue to own such shares) will be entitled to receive the same combination of cash and Phelps Dodge shares as other Inco shareholders pursuant to the Arrangement.
      We understand that the completion of the Arrangement is not conditional upon the completion of the Amended Offer.
Engagement of CIBC World Markets
      By letter agreement dated September 6, 2005 (the “Engagement Agreement”), the Company retained CIBC World Markets to act as its financial advisor in connection with any proposal or offer, whether solicited or unsolicited, involving a potential merger, acquisition or change in effective control of the Company during the term of the Engagement Agreement, whether any such transaction would be effected by way of a take-over bid, amalgamation, plan of arrangement, acquisition, sale of all or substantially all of the assets of the Company or otherwise. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to holders of the Falconbridge common shares pursuant to the Amended Offer.
      CIBC World Markets will be paid a fee that is contingent on the successful completion of the Amended Offer and in certain other events. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review
      In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	the Support Agreement and the amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006;

ii)	a draft dated July 16, 2006 of the Sixth Amending Agreement;

iii)	the take-over bid circular of Inco dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

iv)	the directors’ circular of Falconbridge dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

v)	the notices of change to the directors’ circular of Falconbridge dated May 26, 2006 and June 29, 2006, respectively, relating to Inco’s offer to purchase Falconbridge;

vi)	the notices of extension by Inco dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, respectively, in respect of Inco’s offer to purchase Falconbridge;

vii)	the notices of variation by Inco dated May 29, 2006 and June 29, 2006, respectively, relating to Inco’s offer to purchase Falconbridge;

viii)	a draft dated July 15, 2006 of a notice of variation by Inco relating to Inco’s offer to purchase Falconbridge;

ix)	the Schedule 14A filing of Phelps Dodge dated July 5, 2006, in respect of the Arrangement;

x)	the take-over bid circular of Xstrata Canada Inc. (“Xstrata”) dated May 18, 2006, relating to Xstrata’s offer to purchase Falconbridge;

xi)	the directors’ circular of Falconbridge dated May 31, 2006, relating to Xstrata’s offer to purchase Falconbridge;

xii)	the notice of extension by Xstrata dated July 7, 2006, relating to Xstrata’s offer to purchase Falconbridge;

xiii)	the notice of variation by Xstrata dated July 11, 2006 relating to Xstrata’s offer to purchase Falconbridge;

xiv)	the audited financial statements, annual report and annual information form of Falconbridge for the fiscal year ended December 31, 2005;

xv)	the interim report and comparative unaudited financial statements of Falconbridge for the quarter ended March 31, 2006;

xvi)	a press release by Falconbridge dated May 18, 2006, relating to Falconbridge’s April 2006 financial results;

xvii)	certain internal financial, operational, corporate and other information concerning Falconbridge that was prepared or provided by the management of the Company, including internal operating and financial projections prepared by Falconbridge’s management;

xviii)	the audited financial statements, annual reports and annual information forms of Inco for the fiscal years ended December 31, 2002, 2003, 2004 and 2005;

xix)	the interim report and comparative unaudited financial statements of Inco for the quarter ended March 31, 2006;

xx)	certain internal financial, operational, corporate and other information concerning Inco that was prepared or provided by the management of Inco, including internal operating and financial projections prepared by Inco’s management;

xxi)	the audited financial statements and 10-K’s of Phelps Dodge for the fiscal years ended December 31, 2003, 2004 and 2005;

xxii)	the interim report and comparative unaudited financial statements of Phelps Dodge for the quarter ended March 31, 2006;

xxiii)	certain internal financial, operational, corporate and other information concerning Phelps Dodge that was prepared or provided by the management of Phelps Dodge, including internal operating and financial projections prepared by Phelps Dodge’s management;

xxiv)	information provided to Falconbridge by Mercer Human Resource Consulting LLC regarding Inco’s pension and non-pension benefits plans;

xxv)	the legal due diligence investigation of Inco conducted by counsel to Falconbridge;

xxvi)	trading statistics and selected financial information of Falconbridge, Inco and other selected public base metals and diversified mining companies considered by us to be relevant;

xxvii)	various reports published by equity research analysts, industry sources and credit rating agencies regarding Falconbridge, Inco and Phelps Dodge, the base metals and diversified mining industry and other public companies, to the extent deemed relevant by us;

xxviii)	certificates addressed to us, dated as of the date hereof, from senior officers of Falconbridge and Inco as to the completeness and accuracy of the respective information provided to us by them; and

xxix)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
      In addition, we have participated in discussions with members of the senior management of Falconbridge and Inco regarding their past and current business operations, financial conditions and future prospects, including estimated synergies and cost savings, after giving effect to the completion of the Amended Offer. We have also participated in discussions with Inco’s financial advisors and external counsel to Falconbridge, concerning the Offer, the Amended Offer, the Arrangement and related matters.
Assumptions and Limitations
      Our Opinion is subject to the assumptions, explanations and limitations set forth below.
      We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Inco or any of their respective affiliates (including Inco after giving effect to the completion of the Amended Offer) and our Opinion should not be construed as such.
      With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Inco or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Falconbridge or Inco in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Inco’s audited financial statements and the reports of the auditors thereon.
      With respect to operating and financial forecasts and budgets provided to us concerning Falconbridge and Inco and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company and Inco, having regard to their respective plans, financial condition and prospects.
      We have also assumed that all of the representations and warranties contained in the Support Agreement, as amended and including the Sixth Amending Agreement, are correct as of the date hereof, and that the Amended Offer will be completed substantially in accordance with its terms and all applicable laws.
      The Company has represented to us, in a certificate of two senior officers of the Company, dated the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning Falconbridge referred to above under the heading “Scope of Review” (collectively, the “Falconbridge Information”), are complete and correct at the date the Falconbridge Information was provided to us and that, since the date of the Falconbridge Information, except as has been publicly disclosed by Falconbridge, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Falconbridge Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Inco has represented to us, in a certificate of two senior officers of Inco, dated the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Inco, including the written information and discussions concerning Inco referred to above under the heading “Scope of Review” (collectively, the “Inco Information”), are complete and correct at the date the Inco Information was provided to us and that, since the date of the Inco Information, except as has been publicly disclosed by Inco, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inco or any of its subsidiaries and no material change has occurred in the Inco Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Inco as they are reflected in the Falconbridge Information and the Inco Information and as they were represented to us in our discussions with management of the Company, Inco and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Amended Offer.
      The Opinion has been provided to the Board of Directors for their use in considering the Amended Offer and may not be used for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Falconbridge common shares to tender to the Amended Offer or as an opinion as to the prices at which the Inco common shares will trade after completion of the Amended Offer.

      The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
      Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Amended Offer is fair, from a financial point of view, to the holders of Falconbridge common shares.
Yours very truly,